

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2022

Liang Zhao
Chief Executive Officer
Zhanling International Limited
Unit 305-306, 3/F, New East Ocean Centre
No. 9 Science Museum Road
Tsim Sha Tsui, Hong Kong 999077

> **Re: Zhanling International Limited**
> **Form 10-KT for the Transition Period ended December 31, 2021**
> **Filed March 31, 2022**
> **File No. 000-54301**

Dear Mr. Zhao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-KT for the Transition Period ended December 31, 2021

Business, page 2

1. Given that your principal executive office is located in Hong Kong, you should provide specific and prominent disclosures about the legal and operational risks associated with having business in this location, consistent with the guidance in our Sample Letter to China-Based Companies, which was posted to our website on December 20, 2021. You may view the Sample Letter at the following internet address.

    https://www.sec.gov/corpfin/sample-letter-china-based-companies

    Please position disclosures made in response to all applicable comments in the forepart of the periodic report, without regard to the sectional headings utilized in the Sample Letter and notwithstanding the exemption from risk factor disclosures for smaller reporting companies. However, a discussion of whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021, and how the Holding Foreign Companies Accountable Act and related regulations may affect your company, should be provided adjacent to the cover page or in advance of the other disclosures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lily Dang at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller - Branch Chief at 202-551-3686 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation